# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sphere 3D Corp., CIK 0001591956
CUSIP: 84841L506
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 243 Tresser Blvd., 17th Floor, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 07/29/2026
Filed by CIK 0002101945
Persons authorized to receive notices and communications: Joshua Kilgore, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; Cam C. Hoang, Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500, Minneapolis, Minnesota (MN), 55402, (612) 492-6109

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (6.5% of the class)
- Joshua Kilgore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (6.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Sphere 3D Corp.
Address of issuer's principal executive offices: 243 Tresser Blvd., 17th Floor, Stamford, Connecticut (CT), 06901

## Item 2. Identity and Background
Name of person filing: This statement is filed by Endeavor Blockchain, LLC, an Arkansas limited liability company ("Endeavor Blockchain"), with respect to the Shares directly and beneficially owned by it, which are indirectly owned by Joshua Kilgore ("Mr. Kilgore") as the Managing Member of Endeavor Blockchain. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The principal business address for Endeavor Blockchain and Mr. Kilgore is 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903.
Present principal occupation or employment: The principal business of Endeavor Blockchain is to invest in businesses that own and operate Digital Asset mining infrastructure, and AI/High Performance computer assets. The principal business of Mr. Kilgore is serving as the managing member of Endeavor Blockchain.
Criminal convictions in the last five years: No Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Endeavor Blockchain is organized under the laws of the State of Arkansas. Mr. Kilgore is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The common shares (the "Shares") of Sphere 3D Corp. (the "Issuer") purchased by Endeavor Blockchain were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 500,000 Shares beneficially owned by Endeavor Blockchain is approximately $988,384, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons purchased the Shares based on the Reporting Person's belief that when purchased, the Shares were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons intend to engage with the Issuer's management and Board of Directors regarding opportunities for value creation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Shares reported owned by each Reporting Person named herein is based on 7,641,767 Shares outstanding as of July 8, 2026, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on July 13, 2026. See Rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not own directly or through a wholly-owned entity. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not own directly or through a wholly-owned entity. The Reporting Persons own an aggregate of 500,000 Shares, representing 6.5% of the Shares outstanding as of July 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On July 22, 2026, Endeavor Blockchain purchased 86,000 Shares at an average weighted price of $1.60 per share in multiple transactions at prices ranging from $1.54 to $1.72 per share, inclusive. On July 23, 2026, Endeavor Blockchain purchased 114,000 Shares at an average weighted price of $1.78 per share in multiple transactions at prices ranging from $1.61 to $2.13 per share, inclusive. On July 24, 2026, Endeavor Blockchain purchased 50,000 Shares at a price of $2.18 per share. On July 29, 2026, Endeavor Blockchain purchased 40,000 Shares at a price of $2.19 per share. On July 30, 2026, Endeavor Blockchain purchased 110,000 Shares at an average weighted price of $2.34 per share in multiple transactions at prices ranging from $2.20 to $2.45 per share, inclusive. The purchases were executed through a series of brokerage transactions.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Endeavor Blockchain, LLC: Joshua Kilgore, Managing Member (07/31/2026)
- Joshua Kilgore: Joshua Kilgore, Individual (07/31/2026)